UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semi-Annual Period Ended June 30, 2022

ARMM INC. (formerly Veritransfer Inc.)

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11320

Nevada

(State or other jurisdiction of incorporation or organization)

36-4959521

(I.R.S. Employer Identification No.)

5 Cowboys Way, Suite 300

Frisco, Texas 75034

(Address of principal executive offices)

972 464 1904

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

The accompanying notes are an integral part of these interim financial statements.

CERTAIN STATEMENTS CONTAINED IN THIS SEMI-ANNUAL REPORT ON FORM 1-SA CONSTITUTE "FORWARD-LOOKING STATEMENTS.” THESE STATEMENTS, IDENTIFIED BY WORDS SUCH AS “PLAN,” "ANTICIPATE,” "BELIEVE,” "ESTIMATE,” "SHOULD,” "EXPECT" AND SIMILAR EXPRESSIONS INCLUDE THE COMPANY’S EXPECTATIONS AND OBJECTIVES REGARDING THE COMPANY’S FUTURE FINANCIAL POSITION, OPERATING RESULTS AND BUSINESS STRATEGY. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE COMPANY’S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY EXPRESSLY DISCLAIMS ANY INTENTION TO UPDATE ANY FORWARD-LOOKING INFORMATION CONTAINED IN THIS REPORT UNLESS REQUIRED BY LAW TO DO SO.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Form 1-SA.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular filed with the Securities Exchange Commission on November 9, 2020 and Form 1-K Annual Report filed July 27, 2021.

Company Overview

Armm Inc. (the “Company”) was incorporated in the State of Nevada on September 18, 2018 under the name Veritransfer Inc. On June 29, 2021, the Company changed its name to Armm Inc. The Company is headquartered in Frisco, Texas, and its principal operations are located in Frisco, Texas. We have developed an application that will be a secure, private, software solution to promote a safer gun culture that is apolitical in nature and looks to fill a demand for gun owners to more responsibly own firearms. The Company’s application/app is currently in the iTunes and Google Play Stores.

Our Products

The Company has developed a firearms lifestyle platform that is focused on Self Reliance, while impactfully addressing the exponential growth of 1st time gun owners, and dually filling the educational void in an apolitical way via Safety & Training modules within the app and platform. Through emerging technologies, they empower citizens to manage all aspects of their passion-driven lifestyle in a secure and seamless manner. The app is accessible to users, and is based on Skylab Apps Inc.’s privately owned platform technology.

As part of the platform, the app can be downloaded from the Apple iTunes or Google Play Stores.

Key features include:

●	Safety & Training Modules

●	Original Digital Content for Gun Enthusiasts

●	Social Communities & Activities

●	Customized Firearms Insurance

●	Apparel & Accessories

●	Federal and State Rules & Regulations

●	Records for insurance and theft claims

Our Mission

Through our digital platform we want to help individuals to more responsibly ensure proper, legal and safe gun ownership. Individual privacy matters, but so does the care, protection, and well-being of our communities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three months ended June 30, 2022 compared with three months ended June 30, 2021

The Company generated no revenues for the quarters ended June 30, 2022 and June 30, 2021. We incurred a net loss totaling $709,029 for the quarter ended June 30, 2022 compared to a net loss of $457,999 for the quarter ended June 30, 2021.

Operating expenses consist of consulting fees, filing fees, insurance, legal and professional fees, marketing, office and miscellaneous, rent, research and development costs and travel expenses. Operating expenses totaled $706,362 for the quarter ended June 30, 2022 compared to $457,154 for the quarter ended June 30, 2021, a net increase of $249,208 or 54.5%. This increase was due primarily to an increase of $3,463 in insurance expenses, $7,321 in legal and professional fees, $387,960 in marketing expenses, $425 in rent, offset by a decrease in consulting expenses of $4,290, research and development expenses of $117,500, $18,055 in filing fees, $7,701 in office and miscellaneous expenses and $2,415 in travel expenses for the quarter.

Consulting expense during the period was $208,495. Included in consulting expense is $135,814 of share-based payments representing stock options granted during the period and shares issued to a service provider.

Marketing expense during the period was $409,814. Included in marketing expense is $402,329 of share-based payments representing the value of shares issued to marketing firms in 2021 and 2022 and expensed over the 6 and 12 month service periods.

Other expense (income) consisted of a $3,827 in interest expense during the quarter and ($1,160) in foreign exchange gains for the quarter compared to a foreign exchange loss of $845 in the prior quarter ended June 30, 2021. This change was primarily due to changes in foreign exchange rates over the year. See “—Liquidity and Capital Resources – Indebtedness.”

Six months ended June 30, 2022 compared with six months ended June 30, 2021

The Company generated no revenues for the six months ended June 30, 2022 and June 30, 2021. We incurred a net loss totaling $1,930,811 for the six months ended June 30, 2022 compared to a net loss of $615,969 for the six months ended June 30, 2021.

Operating expenses consist of consulting fees, filing fees, insurance, legal and professional fees, marketing, office and miscellaneous, rent, research and development costs, and travel expenses. Operating expenses totaled $1,923,132 for the six months ended June 30,2022 compared to $613,901 for the six months ended June 30, 2021, a net increase of $1,309,231 or 213% primarily due to an increase of $629,983 in consulting fees, $14,691 in insurance expenses, $12,228 in legal and professional fees, $765,809 in marketing expenses, $2,152 in rent expense, offset by a decrease in research and development expenses of $87,495, $6,902 in filing fees, $16,405 in office and miscellaneous expenses and $4,830 in travel expenses for the six months.

Consulting expense during the period was $952,930. Included in consulting expense is $744,639 of share-based payments representing stock options granted during the period and shares issued to a service provider.

Marketing expense during the period was $787,663. Included in marketing expense is $673,727 of share-based payments representing the value of shares issued to a marketing firm in 2021 and 2022 and expensed over the 6 and 12 month service periods.

Other expense consisted of $6,952 in interest expense and a $727 foreign exchange loss for the six months ended June 30, 2022 compared to a foreign exchange loss of $2,068 loss in the prior six months ended June 30, 2021. This decrease was primarily due to changes in foreign exchange rates over the year. See “—Liquidity and Capital Resources – Indebtedness.”

A.	Liquidity and Capital Resources

As of September 30, 2022, the Company had $9,929 in cash and cash equivalents on hand. Since inception, the Company has relied on the advances from shareholders and directors in the form of debt and equity financing. We had net cash of $149,977 at December 31, 2021.

At June 30, 2022, the Company had not yet achieved profitable operations, had an accumulated deficit of $6,994,733 since inception and expects to incur further losses in the development of its business, all of which casts substantial doubt upon the Company’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

During the six months ended June 30, 2022, operating activities used $500,686 primarily due to the net loss for the period and net working capital losses.

No cash was used in investing activities during the six months ended June 30, 2022. Cash provided by financing activities during the six months ended June 30, 2022 was $475,000 related to advances from related parties and proceeds of the sale of stock and exercise of stock options. Since inception, our capital needs have primarily been met by issuance of shares.

B.	Plan of Operations

Our plan of operation for the 12 months ended December 31, 2022 is as follows:

Armm Inc. has launched its firearms lifestyle platform, and consumer facing mobile application. The Company will have the following key performance indicators: number of users, and revenues from subscriptions, advertising, sponsorships, and corporate partnerships.

Armm Inc. has signed an Enterprise Plan Platform Services Agreement with Skylab Apps Inc., based in Dallas, Texas to complete the software development for the Company’s final phase of commercialization (“Final Phase”).

Once the application starts to amass a user base of up to 1,000,000, the Company will be seeking to build upon product and service features desired by the Company’s users, and we intend to improve the product offering and customer experience, including but not limited to, enhancing features, improving functionality and implementing new technologies.

C.	Trend Information

The Federal Bureau of Investigation (FBI) conducted a record high 38.9 million firearm background checks for gun purchases in 2021, according to statistics from the FBI’s National Instant Criminal Background Check System (NICS) that checks for the criminal records of people who may be disqualified from receiving firearms. 40% of these first time purchases were women, and the largest increase of any demographic category was among African Americans, who purchased firearms at a rate of 58 percent greater than in 2019. Sales were primarily driven by a combination of panic, fear, record unemployment, and social unrest, as gun stores continued to be deemed “essential businesses”. This has created a need and void in the market for education focused on virtual safety and training modules to address the surge in first time gun buyers.

Democrat control of the White House and Congress will inevitably bring more stringent regulation of firearms as President Biden plans to implement new regulation including:

a.	Universal background check legislation for all gun sales;

b.	Regulating the possession of existing assault weapons under the National Firearms Act;

c.	Creating a program to ensure individuals who become prohibited from possessing firearms relinquish their weapons.

Historically any regulation of firearms has equated to a robust market for firearms sales.

We believe that the continual impact of COVID-19 will likely favor the success of the application. However, the extent to which COVID-19 continues to affect the economy generally and our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

The Company also believes that the growing engagement of smartphone users will favor the success of our mobile application. With urbanization and global technology advancements, more than 5.19 billion people are using mobile phones. There are 4.54 billion people around the world using the internet, of which there are 3.8 billion social media users worldwide in January 2021 as reported in the Digital 2021 Global Overview Report (PwC Global Entertainment & Media Outlook 2019-2023). The Digital 2021 Global Overview report further indicates that the average internet user now spends 6 hours and 43 minutes online each day of which 3.7 hours are spent using social media and communications apps over mobile phones each day.

D.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

E.	Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (ASC Topic 606), which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. On January 1, 2018, we adopted the requirements of ASC Topic 606 and all the related amendments to all of our contracts using the modified retrospective method. Additional disclosures required by ASC Topic 606 are presented within the aforementioned Revenue Recognition policy disclosure. We recognize revenue on Brewery product sales to distributors or through self-distribution at the time when the product is shipped and control of the product is transferred to the customer according to the shipping terms. Revenue from the Brewery Taproom and two bars are recognized as revenue at the point of the delivery of meals and services. Revenue from room sales at our hotel is recognized on a daily basis, as the room are occupied and we have rendered the services.  Company sales are presented net of sales tax.

F.	Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.	Other Information

We filed a 1-U with the SEC on May 3, 2022, to announce the appointment of Jacob Herman as a director of the Company, increasing the number of members of the board of directors to 4. On April 18, 2022, we filed a 1-U with the SEC to announce the appointment of Karla Rivera as a director of the Company, increasing the number of members of the board of directors to 3.

Item 3.	Financial Statements

The accompanying semiannual financial statements of the Company have been prepared in accordance with the instructions to Form 1-SA.  Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America.  In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.  Operating results for the periods from January 1, 2022 to June 30, 2022 and from January 1, 2021 to June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

ARMM INC.

Financial Statements

Unaudited Financial Statements

As of June 30, 2022 and December 31, 2021 and for the Six Months Ended June 30, 2022 and 2021

(Expressed in US dollars)

Armm Inc.

Condensed Interim Financial Statements

June 30, 2022 and 2021

(Unaudited – Expressed in US dollars)

Armm Inc.

Condensed Interim Balance sheets

As at June 30, 2022 and December 31, 2021

(Unaudited)

	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash	$124,291	$149,977
Prepaids	186,133	542,993
TOTAL CURRENT ASSETS	310,424	692,970

Intangible assets	580,923	580,923

TOTAL ASSETS	$891,347	$1,273,893

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$250,192	$293,205
Due to related parties	50,340	55,654
Related party interest payable	24,521	17,568
Related party loan	250,000	125,000
TOTAL CURRENT LIABILITIES	575,053	491,427

Commitment to issue common shares	-	250,000

TOTAL LIABILITIES	575,053	741,427

Commitments and contingencies (Note 5(e))

STOCKHOLDERS’ EQUITY
Preferred shares
Authorized: 100,000,000 common shares with $0.0001 par value Issued and outstanding: Nil (December 31, 2021 – Nil)	-	-
Common shares
Authorized: 100,000,000 common shares with $0.0001 par value Issued and outstanding: 20,369,205 (December 31, 2021 – 19,492,955)	2,037	1,948
Additional paid-in capital	7,308,990	5,594,440
Accumulated deficit	(6,994,733)	(5,063,922)

TOTAL STOCKHOLDERS’ EQUITY	316,294	532,466

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$891,347	$1,273,893

The accompanying notes are an integral part of these interim financial statements.

Armm Inc.

Condensed Interim Statements of Operations

For the three and six months ended June 30, 2022 and 2021

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2022 $	2021 $	2022 $	2021 $
OPERATING EXPENSES
Consulting fees		208,495	212,785	952,930	322,947
Filing fees		6,945	25,000	25,746	32,648
Insurance		3,463	-	14,691	-
Legal and professional fees	4	75,857	68,536	105,410	93,182
Marketing		409,814	21,854	787,663	21,854
Office and miscellaneous		1,363	9,064	3,840	20,245
Rent		425	-	2,152	-
Research and development		-	117,500	30,005	117,500
Travel		-	2,415	695	5,525
TOTAL OPERATING EXPENSES		(706,362)	(457,154)	(1,923,132)	(613,901)

OTHER (EXPENSE) INCOME
Foreign exchange (loss) gain		1,160	(845)	(727)	(2,068)
Interest expense		(3,827)	-	(6,952)	-

NET LOSS		(709,029)	(457,999)	(1,930,811)	(615,969)

Net loss per share – basic and diluted		(0.03)	(0.03)	(0.10)	(0.04)

Weighted average number of common shares outstanding – basic and diluted		20,369,205	17,255,439	19,932,844	17,235,112

The accompanying notes are an integral part of these interim financial statements.

Armm Inc.

Condensed Interim Statements of Changes in Stockholders’ Equity

For the three and six months ended June 30, 2022 and 2021

(Unaudited)

	Number of Common Shares	Amount	Subscriptions Receivable	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (deficit)
Balance at December 31, 2021	19,492,955	$1,948	$-	$5,594,440	$(5,063,922)	$532,466

Issued during the period:
Share issued pursuant to private placement, net of share issue costs	250,000	26	-	499,974	-	500,000
Shares issued for consulting fees	226,250	23	-	452,477	-	452,500
Exercise of stock options	400,000	40	-	99,960	-	100,000
Share-based compensation	-	-	-	662,139	-	662,139
Loss for the period	-	-	-	-	(1,221,782)	(1,221,782)

Balance at March 31, 2022	20,369,205	$2,037	$-	$7,308,990	$(6,285,704)	$1,025,323

Loss for the period	-	-	-	-	(709,029)	(709,029)

Balance at June 30, 2022	20,369,205	$2,037	$-	$7,308,990	$(6,994,733)	$316,294

	Number of Common Shares	Amount	Subscriptions Receivable	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (deficit)
Balance at December 31, 2020	17,214,560	$1,723	$(56,498)	$3,098,035	$(2,839,262)	$203,998

Loss for the period	-	-	-	-	(157,970)	(157,970)

Balance at March 31, 2021	17,214,560	$1,723	$(56,498)	$3,098,035	$(2,997,232)	$46,028

Issued during the period:
Share issued pursuant to private placement, net of share issue costs	130,000	13	-	259,987	-	260,000
Share subscription received	-	(3)	37,500	(12,497)	-	25,000
Share subscription receivable	-	-	(62,500)	-	-	(62,500)
Share-based compensation	-	-	-	208,985	-	208,985
Loss for the period	-	-	-	-	(457,999)	(457,999)

Balance at June 30, 2021	17,344,560	$1,733	$(81,498)	$3,554,510	$(3,455,231)	$19,514

The accompanying notes are an integral part of these interim financial statements.

Armm Inc.

Condensed Interim Statement of Cash Flows

For the six months ended June 30, 2022 and 2021

(Unaudited)

	2022	2021
OPERATING ACTIVITIES
Net loss	$(1,930,811)	$(615,969)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Share-based compensation - options	662,139	208,985
Shares issued for consulting services	452,500	-
Change in operating assets and liabilities:
Prepaids	356,860	(204,633)
Accounts payable and accrued liabilities	(43,013)	(8,622)
Due to related parties	(5,314)	6,043
Related party interest payable	6,953	-

Cash flows used in operating activities	(500,686)	(614,196)

INVESTING ACTIVITIES
Intangible assets purchased	-	(30,000)

Cash flows used in investing activities	-	(30,000)

FINANCING ACTIVITIES
Proceeds from the issuance of common shares, net of issue costs	250,000	260,000
Proceeds from the exercise of stock options	100,000	-
Subscriptions received	-	25,000
Proceeds from commitment to issue common shares	-	280,420
Proceeds from related party loan	125,000	250,000

Cash flows provided by financing activities	475,000	815,420

INCREASE (DECREASE) IN CASH	(25,686)	171,224

CASH, BEGINNING OF THE PERIOD	149,977	1,675

CASH, END OF THE PERIOD	$124,291	$172,899

Non-cash investing and financing activities:
Intangible assets purchased with accounts payable	$-	$30,000
Shares issued for commitment to issue common shares	250,000	-

The accompanying notes are an integral part of these interim financial statements.

Armm Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

1.	NATURE OF BUSINESS

Armm Inc. (“the Company” or “Armm”) was incorporated in the State of Nevada on September 20, 2018. The Company was originally incorporated as Blockregistry Corp. (“Blockregistry”) in the British Virgin Islands on March 13, 2018. On October 10, 2018, the Company and Blockregistry entered into a technology acquisition agreement which transferred all assets to the Company. On June 29, 2021, the Company changed its name from Veritransfer Inc. to Armm Inc.

The Company is headquartered in Frisco, Texas and its principal operations are located in Frisco, Texas. The Company has developed a firearms lifestyle platform that is focused on Self Reliance, while impactfully addressing the explosion of first time gun owners and filling the educational void in an apolitical way via safety and training modules with their application and platform. Through emerging technologies, they empower citizens to manage all aspects of their passion-driven lifestyle in a secure and seamless manner.

Going Concern

The accompanying condensed interim financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. At June 30, 2022, the Company had not yet achieved profitable operations, had an accumulated deficit of $6,994,733 since inception, has a working capital deficiency of $264,629 and expects to incur further losses in the development of its business, all of which casts substantial doubt upon the Company’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The accompanying condensed interim financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusion.

Ongoing unfavorable economic conditions worldwide due to the COVID-19 pandemic have led to a low level of liquidity in many financial markets and extreme volatility in the credit and equity markets available to the Company. The Company has obtained funds from both related and unrelated parties since its inception. Management believes this funding will continue and is also actively seeking new investors. Management believes the existing shareholders and prospective new investors will provide the additional cash needed to meet the Company’s obligations as they become due and will allow the development of its core business.

The Company plans to raise capital through the issuance of equity and/or debt financing. There is no assurance that the Company will be successful in securing additional capital. If the Company is unable to achieve projected operating results and/or obtain additional financing, management will be required to curtail growth plans and reduce development activities, and this will have a material adverse effect on its business and continuance as a going concern.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2022, and its results of operations for the three and six months ended June 30, 2022, and 2021, and cash flows for the six months ended June 30, 2022 and 2021. The condensed d balance sheet at December 31, 2021, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. Operating results for the three and six month periods ended June 30, 2022, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2022.

These unaudited interim financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). These unaudited interim financial statements should be read in conjunction with the annual audited financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 29, 2022.

Armm Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to U.S. GAAP and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include the estimated lives of intangible assets, share based compensation, and valuation of deferred income tax assets.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of purchase to be cash equivalents.

Intangible Assets

The Company accounts for intangible assets in accordance with ASC 350, Intangibles – Goodwill and Other Intangibles. Intangible assets that have finite lives will be amortized using the straight-line method over their estimated useful lives. In particular, software development costs are accounted for in accordance with ASC 350-40, Intangibles – Goodwill and Other, Internal-Use Software. Software development costs are capitalized when technological feasibility and marketability of the related product has been established. On December 1, 2018, the Company established technological feasibility upon successful completion and testing of the Company’s first working product pilot. Capitalized software costs will be amortized on a product-by-product basis over five years, beginning when the product is available for general release to customers. The Company also has pending patents included in its intangible assets. The pending patents will be amortized over 20 years when the final patents are granted.

Intangible assets with definite lives are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an intangible asset is measured by comparing the carrying amount of the asset to its fair value. If the future value of the asset is lower than its carrying value, the Company recognizes an impairment loss for the amount by which the carrying value of the asset exceeds the related estimated fair value. Intangible assets with indefinite lives are reviewed for impairment annually.

Research and Development Costs

Internal costs relating to research and development costs incurred for new software products and enhancements to existing products, other than certain software development costs that qualify for capitalization, are expensed as incurred. The Company engages in a variety of research and development activities and continues to invest to improve and upgrade its internally developed software. Patent applications and related professional fees are capitalized as intangible assets. Consumer research is excluded from research and development costs and included in marketing and consulting expenses.

Earnings (Loss) Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. The basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. For the six months ended June 30, 2022, net loss per share excludes 2,700,000 (2021 – 2,900,000) potentially dilutive common shares related to outstanding options and warrants as their effect was anti-dilutive.

Armm Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

Fair Value Measurements

The carrying value of cash and cash equivalents and related party loan approximate their fair value due to the immediate or short-term maturity of the instruments. The fair value hierarchy under US GAAP is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 -	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 -	observable inputs other than Level I, quoted prices for similar assets or liabilities in active prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 -	assets and liabilities whose significant value drivers are unobservable by little or no market activity and that are significant to the fair value of the assets or liabilities.

The estimated fair value of the Company's common shares is estimated based on recent sales of common shares for cash.

The Company does not have assets or liabilities measured at fair value on a recurring basis.

Foreign Currency

The functional currency of the Company’s operations is the US dollar. Monetary assets and liabilities denominated in foreign currencies are adjusted using the exchange rate prevailing at the balance sheet date and non-monetary items are adjusted at exchange rates prevailing when the assets were acquired, or obligations incurred. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of net income (loss).

Income Taxes

The Company accounts for income taxes using the liability method. The liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company has adopted the provisions of FASB ASC 740, Income Taxes, regarding accounting for uncertainty in income taxes. The Company initially recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Application requires numerous estimates based on available information. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, and its recognized tax positions and tax benefits may not accurately anticipate actual outcomes. As additional information is obtained, there may be a need to periodically adjust the recognized tax positions and tax benefits. These periodic adjustments may have a material impact on the statements of operations. When applicable, the Company classifies penalties and interest associated with uncertain tax positions as a component of income tax expense in its statements of operations.

Armm Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

Share-based Compensation

The Company accounts for share-based compensation in accordance with the provisions of ASC 718, Stock Compensation, which establishes the accounting for share-based awards and the inclusion of their fair value in net income (loss) in the respective periods the awards vest. Consistent with the provisions of ASC 718, the Company estimates the fair value of stock options and warrants using the Black-Scholes option-pricing model at the date of the grant. Fair value is estimated on the date of grant and is then recognized as expense in the statement of operations over the requisite service period (generally the vesting period). Management estimates the fair value of its common stock for purpose of calculating share-based awards using information from recent sale prices of its common stock to third parties.

New Accounting Pronouncements

Accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

3.	INTANGIBLE ASSETS

At June 30, 2022, the Company owns intangible assets which includes patents pending and software development costs. The software application was developed internally. At June 30, 2022 and December 31, 2021, the total capitalized intangible assets were as follows:

	June 30, 2022	December 31, 2021
Patents pending	$11,591	$11,591
Internally developed software	569,332	569,332

Total intangible assets	$580,923	$580,923

4.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2022 and 2021, the Company had the following related party transactions and balances:

During the six months ended June 30, 2022, professional fees of $36,000 (2021 - $39,000) were charged by a company controlled by the Chief Financial Officer (“CFO”) of the Company.

During the six months ended June 30, 2022, 550,000 stock options were granted to the President and directors of the company resulting in share-based compensation being recorded of $582,819.

Due to related parties at June 30, 2022 are amounts owing to the President and to the CFO of the Company of $50,340 (December 31, 2021 - $55,654). All amounts are non-interest bearing, unsecured and due on demand.

On January 15, 2021, the Company entered into a Shareholder Loan Agreement for $250,000 with a company controlled by a director of the Company. The loan is unsecured, bears interest at 10% per annum and had a maturity date of June 30, 2021, which was extended to June 30, 2022 and subsequently extended to December 31, 2022. During the year ended December 31, 2021, $125,000 of the loan was repaid and interest of $17,568 was expensed. During the six months ended June 30, 2022, additional proceeds of $125,000 related to the loan were received. At June 30, 2022 the balance of the loan was $250,000 and interest payable on the loan was $24,521.

Armm Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

5.	STOCKHOLDERS’ EQUITY

a)	Authorized:

Preferred Shares

The Company is authorized to issue 100,000,000 preferred shares with a par value of $0.0001 per share. No preferred shares were issued and outstanding at June 30, 2022 (December 31, 2021 – nil).

Common Shares

The Company is authorized to issue 100,000,000 shares of common shares with a par value of $0.0001 per share. At June 30, 2022, 20,369,205 common shares (December 31, 2021 – 19,492,955) were issued and outstanding.

b)	Share Transactions:

During the six months ended June 30, 2022, the Company completed the following share transactions:

i)	On January 18, 2022 and January 24, 2022, the Company issued an aggregate of 125,000 common shares to settle the $250,000 of commitment to issue shares recorded at December 31, 2021.

ii)	On February 2, 2022, the Company issued 150,000 common shares for services at the fair value of $300,000.

iii)	On February 11, 2022, 400,000 stock options were exercised at $0.25 per share for gross proceeds of $100,000.

iv)	On February 22, 2022, the Company issued 35,000 common shares to settle debt owed to a consultant for services provided in the amount of $70,000.

v)	On March 16, 2022, the Company issued 41,250 common shares for services at the fair value of $82,500.

vi)	On March 16, 2022, the Company issued 125,000 common shares at a price of $2.00 for gross proceeds of $250,000.

During the six months ended June 30, 2021, the Company completed the following share transactions:

i)	On January 1, 2021, the Company committed to issue 15,400 common shares to a related party for $7,700 of services provided. On November 26, 2021, the Company issued the 15,400 common shares.

ii)	On May 28, 2021, the Company issued 80,000 common shares at $2.00 per share for gross proceeds of $160,000.

iii)	On June 11, 2021, the Company issued the 50,000 common shares at $2.00 per share for gross proceeds of $100,000.

The Company incurred share issuance costs of $12,500 in respect of the share transactions during the six months ended June 30, 2021.

c)	Stock options:

The Company has granted stock options under the terms of its Stock Option Plan (the “Plan”). The Plan provides that the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers of the Company on terms that the directors of the Company may determine are within the limitations set forth in the Plan. The maximum number of shares available under the Plan is limited to 15% of the issued common shares. The maximum term of stock options is ten years. All stock options vest on the date of grant, unless otherwise stated. At June 30, 2022, the Company had 923,943 stock options available for grant pursuant to the Plan (December 31, 2021 – 1,148,943). Forfeitures are accounted for as they occur.

Armm Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

The Plan is administered by the Board of Directors. At the discretion of the Board of Directors, the Company may from time to time grant options to permitted consultants for services rendered, in lieu of cash payments. The option price is set by the Board of Directors on the date of the grant. The Board of Directors determine the vesting periods.

Changes in stock options during the six months ended June 30, 2022 and the year ended December 31, 2021 were as follows:

	Number Outstanding #	Weighted Average Exercise Price
Balance outstanding at December 31, 2020	2,100,000	$0.38
Granted	275,000	2.00
Exercised	(600,000)	0.25

Balance outstanding at December 31, 2021	1,775,000	$0.68
Granted	625,000	2.00
Exercised	(400,000)	0.25

Balance outstanding and exercisable at June 30, 2022	2,000,000	$1.18

Summary of stock options outstanding at June 30, 2022:

	Number Outstanding and Exercisable #	Exercise Price $	Expiry Date	Remaining Contractual Life (Years)
Stock options	(1)1,100,000	$0.50	September 14, 2022	0.21
Stock options	200,000	$2.00	February 1, 2023	0.59
Stock options	25,000	$2.00	October 26, 2023	1.32
Stock options	50,000	$2.00	December 3, 2023	1.43
Stock options	50,000	$2.00	January 27, 2024	1.58
Stock options	25,000	$2.00	February 16, 2024	1.63
Stock options	500,000	$2.00	February 25, 2024	1.66
Stock options	50,000	$2.00	April 11, 2024	1.78

(1)	Subsequent to June 30, 2022, these stock options expired unexercised.

During the six months ended June 30, 2022, 400,000 options with an exercise price of $0.25 per common share were exercised. The total intrinsic value for stock options exercised in 2022 was $700,000 (December 31, 2021 - $1,050,000). The intrinsic value of stock options exercisable and outstanding at June 30, 2022 was $1,650,000 (December 31, 2021 - $2,350,000) and is based upon cash sales of common shares.

During the three and six months ended June 30, 2022 and 2021, the Company recorded share-based payments in the statement of operations of $53,314 and $662,139 (2021 - $208,985 and $208,985) with respect to stock options relating to consulting and marketing services. The weighted average fair value of stock options granted during six months ended June 30, 2022 and 2021 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Armm Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

	2022	2021
Share price	$2.00	$2.00
Exercise price	$2.00	$2.00
Risk-free interest rate	1.93%	0.41%
Expected life	2.0 years	2.0 years
Expected volatility*	100%	100%
Expected dividends	Nil	Nil

* Based upon management’s estimate of peer group volatility.

d)	Warrants:

As at June 30, 2022 and December 31, 2021, there were 700,000 warrants outstanding at an exercise price of $0.25.

Summary of warrants outstanding at June 30, 2022:

	Number Outstanding and Exercisable	Exercise Price	Expiry Date	Remaining Contractual Life (Years)
Warrants	700,000	$0.25	July 11, 2024	2.03

e)	Commitment to issue shares:

On November 12, 2021, the Company completed a financing of 37,500 common shares at $2.00 for gross proceeds of $75,000. At December 31, 2021, the common shares had not yet been issued and were included in Commitment to Issue Common Shares. The common shares were issued on January 24, 2022.

On December 31, 2021, the Company completed a financing of 12,500 common shares at $2.00 for gross proceeds of $25,000. At December 31, 2021, the common shares had not yet been issued and were included in Commitment to Issue Common Shares. The common shares were issued on January 18, 2022.

On December 31, 2021, the Company complete a financing of 75,000 common shares at $2.00 for gross proceeds of $150,000. At December 31, 2021, the common shares had not yet been issued and were included in Commitment to Issue Common Shares. The common shares were issued on January 18, 2022.

Armm Inc.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

6.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that the financial statements are issued, September 29, 2022.

Subsequent to June 30, 2022:

•	Extension of the maturity date of the $250,000 related party loan to December 31, 2022.

•	On August 18, 2022, the Company announced that it had entered into a binding letter of intent with Current Energy and Renewables Corp. ("CER") a supplier of renewable and traditional energy to commercial and industrial clients in deregulated markets. Under the terms of the business combination, CER will combine with a subsidiary of Armm, and will become a publicly traded entity under the name "Current Energy and Renewables Corp." The transaction is expected to close in the second half of 2022, subject to, among other things, the approval by Armm stockholders, satisfaction or waiver of the conditions stated in the business combination agreement, and other customary closing conditions, including a registration statement being declared effective by the U.S. Securities and Exchange Commission (the "SEC") and approval by Nasdaq to list the securities of the merged company.

•	On September 14, 2022, a total of 1,100,000 stock options with an exercise price of $0.50 expired.

Item 4.	Exhibits

2.1	Articles of Incorporation**
2.2	Bylaws**
4.1	Form of Subscription Agreement**
6.1	Stock Option Plan**
6.2	Dalmore Broker-Dealer Agreement**
6.3	Business Advisory and Fractional CFO Engagement Letter for Ralph Proceviat**

** Previously filed as an exhibit to the Company’s Form 1-A

The accompanying notes are an integral part of these financial statements

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Henderson, Nevada on

ARMM INC.

By: /s/ Mark Lawson, President & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

By:	/s/ Mark Lawson
President & Director
Armm Inc.
September 30, 2022

By:	/s/ Ralph Proceviat
Chief Financial Officer
Armm Inc.
September 30, 2022

By:	/s/ Nico Civelli
Director
Armm Inc.
September 30, 2022